SPIRIT INTERNATIONAL, INC.

January 16, 2015

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:         Spirit International, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed June 27, 2014

File No. 333-197056

The following are the Company’s responses to you comment letter of December 9, 2014.

Prospectus Cover Page

1.We note your response to prior comment three from our letter dated October 3, 2014 and reissue. Please limit your cover page to a single page that includes all required information. In this respect, it appears that certain legends are on page two.

We have adjusted formatting appropriately.

Statement of Operations as of September 30, 2014, page 3

2. Please revise the statements of operations, stockholders’ deficit and cash flows to include the label “unaudited” in each of the headings for the period ending September 30, 2014.

We have inserted the requested language.

Summary of the Prospectus, page 4

3. We reissue prior comment six from our letter dated October 3, 2014. Please provide the basis for your statement that selling to catering companies and wholesalers will bring volume sales that will bring enough income to pay off the licensing agreement and continued expansion in light of the minimal of revenues and operations to date. In addition, as previously requested, please explain how $20,000 from this offering will be sufficient for you to become operational and to sustain operations through the next twelve months. If you are unable to provide a basis for such disclosure please revise it, as necessary. Also, provide clear disclosure of the payment obligations and other liabilities reflected on your balance sheet.

We have revised these paragraphs to state:

“Our independent auditors have expressed substantial doubt about our ability to continue as a going concern in the independent auditors’ report to the financial statements included in the registration statement. Operation means we will be able to maintain our day to day operations as we implement our business strategy. We will be directing our efforts to start distribution to catering companies and wholesalers as our first step. Our second step will be to go after selling to the Duty free shops in the Middle East and then Europe.

Our revenues to date are minimal based on the company working with sales people in individual countries to test distribution with catering companies and whole sellers. We have sent test samples to our sales people to assist them in selling the product we distribute, which will help them with distribution to their whole seller and caterers for quality approval. At the moment the responses have been very positive. As our salesman start to bring in customers over the next few months we believe there should be a substantial ramp up of sales.”

4. Please remove the statement on page 4 that you are hopeful to raise the maximum offering, as there is no guarantee that you will raise such funds.

The requested language has been removed.

Use of Proceeds, page 14

5. We note your response to prior comment 10 from our letter dated October 3, 2014. Given your revenues to date, please provide a basis for your belief that your revenues will be sufficient to fund the $75,000 payable to New World Distillery in July 2015. If there is the possibility the proceeds may be used to pay this debt, please revise the disclosure in this section. We direct your attention to Instruction 7 to Item 504 of Regulation S-K.

We have removed this disclosure.

Plan of Distribution, page 16

6. We partially reissue prior comment 12 from our letter dated October 3, 2014. We continue to note the reference to 5 days on page 10. Please reconcile with the reference to two business days on page 17. In addition, please refile the escrow agreement to reflect your new counsel and revised terms.

We have revised this to state that funds will be returned to investors within 5 days if the minimum offering is not achieved.

Description of our Business, page 21

7. We reissue prior comment 13 from our letter dated October 3, 2014. We continue to note the disclosure on page 22. Please provide the basis for this statement or remove.

The requested language has been removed.

SPIRIT INTERNATIONAL, INC.

8. We reissue prior comment 14 from our letter dated October 3, 2014. Please provide the basis for the statements as revised, such as the basis for your belief that your expected large volume of purchases combined with your centralized purchasing and merchandising operations will provide Spirit with an important competitive advantage. Similarly provide the basis for the statement regarding increasing your margins.

We have removed this disclosure.

9. We reissue prior comment 15 from our letter dated October 3, 2014. We continue to note references to “our product” and “our whiskey.” However, you only appear to act as a distributor for another company’s products. Please revise throughout, to clarify.

We have deleted all references to “our product” and “our whiskey.”

Management’s Discussion and Analysis or Plan of Operation, page 26

Plan of Operation, page 27

10. You disclose that you generated revenues of $1,000 during the period from inception on March 10, 2014 until March 31, 2014. Your historical financial statements at page F-4 indicate that you did not generate any revenues in this period and suggest that the $1,000 was generated in the quarter ended June 30, 2014. Please expand your discussion to further explain the source of the $1,000 generated in the three month period ending June 30 and compare the variability in your revenue stream with the three month period ending September 30, 2014. Also expand to discuss the significant underlying components that gave rise to the sharp increase in operating expenses at September 30, 2014.

We have revised this section to state:

“As of September 30, 2014, the Company had $2,500 in cash. The cash will be sufficient for 12 months assuming the minimum is raised.

The Company had revenue of $1,500 for the three month period ended September 30, 2014 compared to $1,000 for the three months ended June 30, 2014. Operating expenses for the three month period ended September 30, 2014 were $7,189 compared to $2,000 for the three months ended June 30, 2014.

Revenue of $2,500 arose from the sale of sample products by a distributor during our marketing campaign.”

Security Ownership of Certain Beneficial Owners and Management, page 31

11. We reissue prior comment 22 from our letter dated October 3, 2014. We are unable to locate any text describing footnote 4. Also, we note that there are two footnotes 3. Lastly, reconcile the date of the stock issuance with the disclosure in the recent sales of unregistered securities section. Please revise.

The requested revisions have been made.

Notes to the Financial Statements (unaudited), page 6

Note 2 - Summary of Significant Accounting Policies, page 8

Royalty Expense, page 8

12. It may not be clear to an investor how you determine royalty expense based on net profits since the statement of operations presents only one profit measure, net loss. Please tell us and disclose how you calculate “net profits” to determine the royalty expenses in accordance with the license agreement. Also expand to disclose where you have recorded royalty expense in your statement of operations and the accounting basis for your classification.

“The Company recognizes royalties expenses according to its license and distribution agreement with New World Distilleries (Pty) Ltd. Royalties are based on 2% of gross profits from sales of its Blue Harbour Whiskey Brand.”

Note 3 – Intangible Assets, page F-9

13. We note that you have recorded an intangible asset of $75,000 associated with your whiskey license agreement. Please expand your disclosure to specify the useful life of the intangible asset , amortization method, amortization expense recorded during the period and the aggregate amortization expense for each of the five successive years to comply with ASC 350-30-50-2.

We have revised this to state:

“Identifiable intangible assets with indefinite lives are not amortized, but instead are tested for impairment annually, or more frequently if circumstances indicate a possible impairment may exist. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives, generally on a straight-line basis, and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The cost of product distribution rights is amortized over its related useful life of 10 years.”

The Company hereby acknowledges:

•        should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•        the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

SPIRIT INTERNATIONAL, INC.

•        the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Zur Dadon, President
Spirit International, Inc.